Exhibit 4.2

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF DESIGNATIONS

OF THE

SERIES H CONVERTIBLE PREFERRED STOCK

OF

VIE FINANCIAL GROUP, INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware,

VIE FINANCIAL GROUP, INC., a Delaware corporation (the “Corporation”), DOES HEREBY CERTIFY THAT:

1. The Certificate of Designations of the Series H Convertible Preferred Stock of the Corporation was filed with the Secretary of State for the State of Delaware on September 30, 2003.

2. This Certificate of Amendment amends the provisions of the Certificate of Designations of the Series H Convertible Preferred Stock of the Corporation as heretofore in effect, was duly adopted by the Special Committee of the Board of Directors of the Corporation and was approved by the holders of at least a majority of the outstanding shares of the Series H Convertible Preferred Stock of the Corporation by written consent in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware.

3. The Certificate of Designations of the Series H Convertible Preferred Stock of the Corporation is hereby amended to read as herein set forth:

a.	Section 4(c) of the Certificate of Designations of the Series H Convertible Preferred Stock of the Corporation is hereby amended and restated as follows:

Notwithstanding Sections 4(a) and (b) above, in the event that the Corporation makes the first valid filing within 93 calendar days of September 30, 2003 (the “Closing Date”) to effect a reverse stock split of the Common Stock, the holders of the Series H Stock shall not be entitled to dividends in respect of the Series H Stock for the period from the Closing Date until but not including the date 180 days following the Closing Date, after which period the holders of the Series H Stock shall be entitled to dividends in respect of the Series H Stock as provided for by Sections 4(a) and (b).

b.	Section 5(d) of the Certificate of Designations of the Series H Convertible Preferred Stock of the Corporation is hereby amended and restated as follows:

If the Corporation does not have available a sufficient number of authorized and unissued shares of Common Stock to permit the conversion of all of the outstanding shares of Series H Stock pursuant to Section 7 in full on or prior to the date (the “Authorization Deadline”) five business days following the Corporation’s annual meeting of stockholders next following the Closing Date (but in no event later than September 15, 2004), the outstanding Series H Stock will automatically and irrevocably become participating preferred such that upon a Deemed Liquidation Event the holders of the Series H Stock will receive, in addition to the Series H liquidation preference, the consideration received by the Corporation’s stockholders pursuant to such Deemed Liquidation Event as though the outstanding shares of Series H Stock had been converted to Common Stock immediately prior to such distribution. However, in the event that the Corporation makes the first valid filing within 93 calendar days of the Closing Date to effect a reverse stock split of the Common Stock, the preceding sentence shall be of no effect.

IN WITNESS WHEREOF, Vie Financial Group, Inc. has caused this Certificate of Amendment of the Certificate of Designations of the Series H Convertible Preferred Stock of Vie Financial Group, Inc. to be signed this 30th day of October, 2003.

VIE FINANCIAL GROUP, INC.

By	/S/ DEAN G. STAMOS

	Name:	Dean G. Stamos
	Title:	Chief Executive Officer

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